Exhibit 99.1

NEWS RELEASE

Kobex Sells Blue Sky Warrants

Vancouver, BC – October 26, 2009 Kobex Minerals Inc. (“Kobex” or the “Company”) (KXM-AMEX, KXM-TSX.V) announces that effective October 26, 2009, the Company has sold 8,333,333 warrants of Blue Sky Uranium Corp. (“Blue Sky”) that it had acquired as part of previous private placements (see Blue Sky news releases dated September 19, 2008 and October 29, 2008) for proceeds totalling $528,333.31 Canadian dollars. Kobex retains 8,333,333 common shares that it had acquired at $0.12 Canadian dollars per unit.

President Alfred Hills says, “Sale of these warrants reflects arrangements agreed to prior to our amalgamation on Sept. 30, 2009.  Kobex believes that Blue Sky’s recent exploration results and corporate news underscores Blue Sky as an exploration story in which Kobex is pleased to continue to hold a substantial position”.

For further information contact:
Kobex Minerals Inc.
Alfred Hills, President or Sam Yik, CFO
Tel: 604-688-9368
 Fax: 604-688-9336
investor@kobexminerals.com

On behalf of the Board of Directors
KOBEX MINERALS INC.

“Alfred Hills”
Alfred Hills
President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

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T: +1.604.688.9368  F:+1.604.688.9336